October 12, 2012

VIA EDGAR

Mr. Brion R. Thompson, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	ING Global Advantage and Premium Opportunity Fund
SEC File No. (811-21786)

Dear Mr. Thompson,

This letter responds to comments provided from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC” or “Commission”) to the undersigned on October 4, 2012 in connection with the proxy statement (the “Proxy Statement”) that was filed on September 28, 2012 by ING Global Advantage and Premium Opportunity Fund (the “Registrant”).  Set forth below are the comments received from the Staff and the Registrant’s responses thereto.

1.               Comment: With respect to the section entitled “What are the terms of the Proposed Sub-Advisory Agreement?” please revise the limitation of liability disclosure to comply with Section 17(i).

Response:  The Registrant has revised the disclosure in response to this comment.

2.               Comment:  With respect to the section entitled “What factors were considered by the Board?”, please discuss the factors considered in more detail as required by Schedule 14A Item 22(c)(11)(i) and the instructions thereto.

Response:  The Registrant has revised the disclosure in response to this comment.

3.               Comment:  Please provide the usual Tandy representation.

Response:  The requested Tandy representation is provided as Attachment A.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2650.

Very truly yours,

/s/Kristen Freeman
Kristen Freeman
Vice President and Counsel
ING Investment Management — ING Funds

Attachments

cc:           Huey P. Falgout, Jr., Esq.

Attachment A

7337 East Doubletree Ranch Road, Suite 100
Scottsdale, AZ 85258

October 12, 2012

VIA EDGAR

Mr. Brion R. Thompson, Esq.

Division of Investment Management

U.S.  Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	ING Global Advantage and Premium Opportunity Fund
SEC File No. (811-21786)

Dear Mr. Thompson:

ING Global Advantage and Premium Opportunity Fund (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
ING Investment Management — ING Funds

Attachments

cc:	Jeffrey S. Puretz, Esq.
Dechert LLP